UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*


                             HOENIG GROUP INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 434396107
-------------------------------------------------------------------------------
                               (CUSIP Number)


                             February 28, 2002
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [  ] Rule 13d-1(b)

         [  ] Rule 13d-1(c)

         [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                SCHEDULE 13G

CUSIP NO. 434396107                                          PAGE 2 OF 6 PAGES

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         ALAN B. HERZOG
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [  ]   (b) [  ]
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3        SEC USE ONLY
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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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            NUMBER OF            5        SOLE VOTING POWER
                                          0
              SHARES             --------------------------------------------
           BENEFICIALLY          6        SHARED VOTING POWER
             OWNED BY                     955,282
               EACH              --------------------------------------------
            REPORTING            7        SOLE DISPOSITIVE POWER
              PERSON                      0
               WITH              --------------------------------------------
                                 8        SHARED DISPOSITIVE POWER
                                          955,282
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         955,282
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10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions) [X]

         80,000 shares owned by spouse (See Item 6)
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         12%
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12       TYPE OF REPORTING PERSON (See Instructions)

         IN
-------------------------------------------------------------------------------



ITEM 1(a).        NAME OF ISSUER.

                  Hoenig Group Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  4 International Drive
                  Rye Brook, NY 10573

ITEM 2(a).        NAME OF PERSON FILING.

                  Alan B. Herzog

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  4 International Drive
                  Rye Brook, NY 10573

ITEM 2(c).        CITIZENSHIP.

                  U.S.A.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $0.01 per share.

ITEM 2(e).        CUSIP NUMBER.

                  434396107

ITEM 3.

                  If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Inapplicable.


(a)      [ ] Broker or dealer registered under Section 15 of the Act (15
             U.S.C. 78o).


(b)      [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).


(c)      [ ] Insurance company as defined in Section 3(a)(19) of the Act
             (15 U.S.C. 78c).


(d)      [ ] Investment company registered under Section 8 of the
             Investment Company Act of 1940 (15 U.S.C. 80a-8).


(e)      [  ] An investment adviser in accordance with ss.240.13d-
              1(b)(1)(ii)(E);


(f)      [ ] An employee benefit plan or endowment fund in accordance with
             ss.240.13d-1(b)(1)(ii)(F);


(g)      [ ] A parent holding company or control person in accordance with
             ss.240.13d-1(b)(1)(ii)(G);


(h)      [ ] A savings association as defined in Section 3(b) of the
             Federal Deposit Insurance Act (12 U.S.C. 1813);


(i)      [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


(j)      [  ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

              (a)     Amount beneficially owned:                                          955,282 shares

              (b)     Percent of class:                                                       12%

              (c)     Number of shares as to which the Reporting Person has:

                      (i)      Sole power to vote or to direct the vote:                          0

                      (ii)     Shared power to vote or to direct the vote:                  955,282(1)

                      (iii)    Sole power to dispose or to direct the
                               disposition of:                                                    0

                      (iv)     Shared power to dispose or to direct the
                               disposition of:                                              955,282
                                                                                         (See footnote)

            (Does not include 80,000 shares held by spouse.  See Item 6.)


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Inapplicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

            The Reporting Person shares power to vote, or to direct the vote, and power to dispose of, or to direct the deposition of, 10,600 shares of Common Stock (the "Foundation Shares") owned by the Alan B. & Frances G. Herzog Charitable Foundation, Inc. with Frances G. Herzog, the Reporting Person's spouse, and Martha Yohe, the Reporting Person's mother-in-law. Frances G. Herzog, the Reporting Person's spouse, has sole power to vote, or to direct the vote, and sole power to dispose of, or to direct the deposition of, 80,000 shares owned by Frances G. Herzog (the "Spousal Shares"). The Foundation Shares and the Spousal Shares are not included in the total number of shares of Hoenig common stock that the Reporting Person has agreed to vote in accordance with the terms of the Voting Agreement.

            The Reporting Person disclaims any beneficial ownership of the shares owned by Frances G. Herzog and such shares are not included in this
Schedule 13G.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.


ITEM 10. CERTIFICATION.

                  Inapplicable.



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 4, 2002


                                          /s/ Alan B. Herzog
                                          ------------------------------------
                                          ALAN B. HERZOG


-----------------

(1) On February 28, 2002, Mr. Herzog entered into a Voting Agreement with Investment Technology Group, Inc. ("ITG"), Max H. Levine, the Laura H. Hoenig Family Trust and the Laura H. Hoenig Grantor Retained Annuity Trust (the "Voting Agreement"). Pursuant to the Voting Agreement, Mr. Herzog agreed that he will, among other things, vote or cause to be voted approximately 11.9% (not including the Foundation Shares or the Spousal Shares) of the outstanding shares of Hoenig Group Inc. ("Hoenig") common stock (i) in favor of the approval of the terms of the merger agreement, dated as of February 28, 2002, by and among ITG, Hoenig and Indigo Acquisition Corp., a wholly-owned subsidiary of ITG ("Indigo"), whereby Indigo will be merged with and into Hoenig and Hoenig will become a wholly-owned subsidiary of ITG (the "Merger") and (ii) against any action that would impede or interfere with, delay, discourage or materially adversely affect the Merger. In addition, Mr. Herzog agreed not to sell, transfer, encumber or otherwise dispose of such shares of Hoenig common stock so long as the Voting Agreement is in effect, subject to certain limited exceptions. The Voting Agreement will terminate upon completion of the Merger or the termination of the Merger Agreement, in accordance with its terms, whichever occurs first.